Khan Resources Extends Bid for Western Prospector;
Advised that Shareholder Rights Plan has been Waived
TORONTO, CANADA, July 10, 2008. Khan Resources Inc. (TSX:KRI) announced today that Western Prospector Group Ltd. has advised that it has irrevocably waived the application of its shareholder rights plan to Khan’s offer to acquire the outstanding shares of Western Prospector (the “Offer”), as it may be amended or varied, in order to allow Khan to take up shares of Western Prospector on or after July 25, 2008. In connection with the waiver, Khan has agreed to extend the expiry date of the Offer from July 15, 2008 to 8:00 p.m. (Toronto time) on July 25, 2008.
CEO of Khan Resources, Martin Quick, commented “We are very pleased to have reached this agreement with Western Prospector as it will allow shareholders of Western Prospector to consider our Offer and decide whether or not to tender their shares to the Offer. The Western Prospector shareholders can now fully consider the merits of our Offer and the benefits of combining the two companies.”
Since Khan announced the initial extension of its Offer on June 19, 2008, Western Prospector has not given any indication that it is in negotiations regarding any transaction or strategic alternative, nor has it made a public announcement of any process that it is or may be running (such as opening a data room for potential bidders).
Khan is offering to purchase 100% of the common shares of Western Prospector for 0.685 of a Khan common share for each common share of Western Prospector. Khan’s Offer represents a premium of approximately 34% based on the 20 day volume weighted average trading prices of Khan and Western Prospector prior to the announcement of the Offer. In addition, Western Prospector shareholders will receive about 40% of the combined entity’s equity while contributing only about 32% of the combined company’s uranium assets. Khan’s Offer remains open until 8:00 p.m. (Toronto time) on July 25, 2008. All conditions to the Offer remain unchanged including the minimum tender condition of 50.1%.
Khan’s Offer and Circular for Western Prospector is available on Khan’s website at www.khanresources.com and on SEDAR at www.sedar.com. Khan expects that a notice of extension relating to the extension of the Offer to July 25, 2008 will be filed on SEDAR and mailed to Western Prospector shareholders within the next day or two.
The Depositary and Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.
The Exchange Tower, 130 King Street West, Suite 2950
Toronto, Ontario
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272

About the Offer
Khan Resources announced its intention to make the Offer on May 11, 2008. Khan Resources’ Offer and Circular dated May 12, 2008 and related documents were filed with the securities regulatory authorities in Canada and the United States on May 12, 2008. Western Prospector shareholders are urged to read the Offer and Circular and related materials, as amended and supplemented by Khan’s notice of extension dated June 19, 2008, as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares of Western Prospector. Additional information about the Offer and copies of the Offer and Circular, notice of extension and related materials may be obtained from the depositary and information agent for the Offer.
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. These factors are discussed in greater detail in Khan Resources’ most recent Annual Information Form and its offer and circular dated May 12, 2008 relating to the Offer, copies of which may be obtained on SEDAR at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan Resources holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
Investor Relations Contacts:

Martin Quick Khan Resources Inc. President & CEO Office: 416.360.3405 mquick@khanresources.com	Jon Ruby The Buick Group Office: 416.915.0915 x301 Toll Free: 1.877.748.0914 jruby@buickgroup.com